UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES FINAL COURT APPROVAL OF DEBT ARRANGEMENT

YAKUM, Israel, August 29, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that on August 28, 2016, the District Court in Lod, Israel gave its final approval for the proposed debt arrangement between the Company and its financial creditors and shareholders under Section 350 of the Israeli Companies Law, 5759-1999, as revised per our announcement on August 10, 2016.

In accordance with the District Court's final approval, the aggregate sum payable to the Company's minority shareholders upon closing will be NIS 6,328,500. The total amount of reward and/or legal fees payable to the representatives of the minority shareholders in court who submitted the class action and the opposition on behalf of the minority shareholders, and legal expenses for two minority shareholders who opposed the debt arrangement, will be NIS 546,500.

The Company will provide an updated timeline for closing accordingly.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: ; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 29, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary